UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐ Yes       ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: May 17 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR APRIL 2016

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein

I. OPERATING DATA

	Estimated amount for April	Actual amount completed for April last year	Year- on-year increase for April (%)	Total estimated amount from January to April	Total actual amount completed from January to April last year	Year- on-year increase from January to April (%)
Passenger
Transportation Data
ASK (available seat
– kilometres)(millions)	16,389.45	14,512.66	12.9%	66,109.07	57,419.43	15.1%
– Domestic routes	10,358.84	9,904.78	4.6%	41,885.94	38,465.28	8.9%
– International routes	5,577.05	4,165.74	33.9%	22,322.17	17,118.86	30.4%
– Regional routes	453.57	442.14	2.6%	1,900.95	1,835.29	3.6%

PK(revenue passenger
– kilometres)(millions)	13,463.31	11,875.28	13.4%	53,406.73	46,287.28	15.4%
– Domestic routes	8,639.07	8,194.23	5.4%	34,088.69	31,226.58	9.2%
– International routes	4,461.59	3,348.44	33.2%	17,845.77	13,689.02	30.4%
– Regional routes	362.65	332.61	9.0%	1,472.26	1,371.68	7.3%

- 1  -

	Estimated amount for April	Actual amount completed for April last year	Year- on-year increase for April (%)	Total estimated amount from January to April	Total actual amount completed from January to April last year	Year- on-year increase from January to April (%)
Number of passengers carried (thousands)	8,360.69	7,924.49	5.5%	32,735.11	29,853.24	9.7%
– Domestic routes	6,913.33	6,635.23	4.2%	26,931.59	24,822.10	8.5%
– International routes	1,178.13	1,043.37	12.9%	4,707.11	4,015.19	17.2%
– Regional routes	269.23	245.90	9.5%	1,096.41	1,015.96	7.9%

Passenger load factor (%)	82.1	81.8	0.3	pts	80.8	80.6	0.2	pts
– Domestic routes	83.4	82.7	0.7	pts	81.4	81.2	0.2	pts
– International routes	80.0	80.4	–0.4	pts	79.9	80.0	–0.0	pts
– Regional routes	80.0	75.2	4.7	pts	77.4	74.7	2.7	pts

Freight Transportation Data AFTK (available freight tonne
– kilometres)(millions)	774.39	734.26	5.5%	3,149.47	2,879.43	9.4%
– Domestic routes	187.49	201.05	–6.7%	818.00	746.49	9.6%
– International routes	563.95	508.93	10.8%	2,236.22	2,037.65	9.7%
– Regional routes	22.95	24.28	–5.5%	95.26	95.28	–0.0%

RFTK (revenue freight tonne
– kilometres)(millions)	396.04	405.63	–2.4%	1,512.40	1,617.83	–6.5%
– Domestic routes	75.38	77.70	–3.0%	309.89	288.03	7.6%
– International routes	310.15	317.41	–2.3%	1,163.33	1,289.16	–9.8%
– Regional routes	10.51	10.51	–0.1%	39.18	40.64	–3.6%

Weight of freight carried
(million kg)	111.36	117.38	–5.1%		439.42	450.02	–2.4%
– Domestic routes	55.48	57.20	–3.0%		227.92	210.27	8.4%
– International routes	47.31	51.65	–8.4%		179.56	207.04	–13.3%
– Regional routes	8.57	8.54	0.4%		31.94	32.71	–2.4%
Freight load factor (%)	51.1	55.2	–4.1	pts	48.0	56.2	–8.2	pts
– Domestic routes	40.2	38.6	1.6	pts	37.9	38.6	–0.7	pts
– International routes	55.0	62.4	–7.4	pts	52.0	63.3	–11.2	pts
– Regional routes	45.8	43.3	2.5	pts	41.1	42.6	–1.5	pts

	Estimated amount for April	Actual amount completed for April last year	Year- on-year increase for April (%)		Total estimated amount from January to April	Total actual amount completed from January to April last year	Year- on-year increase from January to April (%)
Consolidated Data ATK (available tonne
– kilometres)(millions)	2,249.44	2,040.40	10.2%		9,099.29	8,047.17	13.1%
– Domestic routes	1,119.79	1,092.48	2.5%		4,587.73	4,208.36	9.0%
– International routes	1,065.89	883.85	20.6%		4,245.21	3,578.35	18.6%
– Regional routes	63.77	64.07	–0.5%		266.34	260.46	2.3%
RTK (revenue tonne
– kilometres)(millions)	1,596.38	1,463.95	9.0%		6,240.85	5,713.68	9.2%
– Domestic routes	846.77	809.05	4.7%		3,334.93	3,057.02	9.1%
– International routes	706.85	614.86	15.0%		2,737.00	2,495.30	9.7%
– Regional routes	42.76	40.05	6.8%		168.92	161.36	4.7%

Overall load factor (%)	71.0	71.7	–0.8	pts	68.6	71.0	–2.4	pts
– Domestic routes	75.6	74.1	1.6	pts	72.7	72.6	0.1	pts
– International routes	66.3	69.6	–3.2	pts	64.5	69.7	–5.3	pts
– Regional routes	67.1	62.5	4.6	pts	63.4	62.0	1.5	pts

Note: Please refer to the 2015 annual report of the Company for the definitions of the indicators.

As at 30 April 2016, China Eastern Airlines Corporation Limited (the “Company”) operated a fleet of 547 aircraft.

II. BRIEF EXPLANATION

International crude oil prices remained low in April 2016. The Company has optimized its allocation of flight capacity and enhanced marketing planning in response to the market demand. The increase in passenger load factor further climbed up in the first quarter, with an increase of 0.3 percentage points year-on-year in April. The year- on-year increase in passenger traffic volume outpaced the year-on-year increase in passenger transportation capacity, indicating a good supply-and-demand balance in general.

Due to the increase in the overall bellyhold cargo capacity, the freight transportation capacity of the Company increased by 5.5% year-on-year. Freight traffic volume decreased by 2.4% year-on-year, while freight load factor was 51.1%.

III. RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The date set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian

Joint Company Secretary

Shanghai, the People’s Republic of China

17 May 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).